SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number O-21178

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-KSB |_|Form 11-K |_|Form 20-F |X|Form 10-QSB
             |_|Form N-SAR

For Period Ending: June 30, 1999

|_| Transition Report on Form 10-K      |_|Transition Report on Form 10-Q
|_|Transition Report on Form 20-F       |_|Transition Report on Form N-SAR
|_|Transition Report on Form 11-K

                        For the Transition Period Ended:

           Read the attached instruction sheet before preparing form.
                             Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     Part I
                             Registrant Information

Full name of registrant   United Textiles & Toys Corp.
Former name if applicable

Address of principal executive office (Street and number)
   1385 Broadway, Suite 814
City, State and Zip Code   New York, New York 10018

                         Part II. Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.


                               Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     The Company's subsidiary, Play Co. Toys & Entertainment Corp. ("Play Co."), was unable to finalize its 1st fiscal quarter financial statements until Friday, August 13th, at which time it provided same to the Company. The Company thus requires an additional period of time in which to complete its 10-QSB.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Marie Cocchiaro, Esq.,
Millennium Ventures Law Group, General Counsel (925) 934-9531
--------------------------------------------------------------------------------
(Name)                                            (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X|Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          United Textiles & Toys Corp.
                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 8/16/99                                 By /s/ Ilan Arbel
                                                    Ilan Arbel, President

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                             Part IV (3) Explanation


     In response to Part IV(3), the registrant wishes to advise that the Company's net loss for the quarter ended June 30, 1999 is $(963,364) compared to the $(221,761) net loss during the corresponding period of fiscal year 1998. This loss can be attributed directly to Play Co., since the Company is a holding company without operations of its own and Play Co.'s significant change in results of operations results in a likewise significant change in the results of operations for the Company.

     Play Co.'s total operating expenses (operating expenses combined with depreciation and amortization) in the June 1999 period were $3,979,558, representing a $1,307,370, or 48.9%, increase from total operating expenses during the June 1998 period. As a result of its $94,287 increase in gross profit less the $1,307,370 increase in total operating expenses, Play Co.'s operating loss increased by $1,213,083 from $(21,124) during the three months ended June 30, 1998 to $(1,234,207) during the three months ended June 30, 1999. Interest expense totaling $315,394 for the three months ended June 30, 1999 represented a $149,742, or 90.4%, increase from interest expense of $165,652 for the three months ended June 30, 1999, the primary reason being a higher level of borrowings in the three months ended June 30, 1999 than in the June 1998 period. As a result of the above-mentioned factors, Play Co. recorded a net loss of $(1,549,601) for the three months ended June 30, 1999. This represented a $1,362,825 increase over the net loss of $(186,776) recorded in the three months ended June 30, 1998 and flows through to Play Co.'s parent, the Company.